[Letterhead of Oritani Bank]

Via Edgar

May 19, 2016

Mr. Gus Rodriguez, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Financial Services
Washington, DC  20549

Re: Oritani Financial Corp. / File No. 001-34786

Dear Mr. Rodriguez:

We have received your letter dated May 9, 2016.  On behalf of Oritani Financial Corp., I am providing a response to the Staff's letter.

Please see attached proposed disclosure to be included in future periodic reports discussing the liquidity sources and uses of Oritani Financial Corp. (the parent company) on an unconsolidated basis.  We anticipate that this disclosure would be placed directly above the last paragraph of the Liquidity and Capital resources section of the Management Discussion and Analysis.

Oritani Financial Corp. acknowledges that:

•	Oritani Financial Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Oritani Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.

Sincerely,

/s/ John M. Fields, Jr.
John M. Fields, Jr.
EVP / CFO

CC:         Dana Hartz, Senior Staff Accountant, SEC
Marc Levy, Esq. - Luse Gorman PC
Michael Smith, Partner - KPMG

The management of liquidity described in the above paragraphs primarily pertains to Oritani Bank.  The Company, on an unconsolidated basis, also has liquidity sources and uses.  The Company’s primary, recurring source of funds has been dividends from Oritani Bank.  As a wholly owned subsidiary of the Company, the Bank will typically distribute its net income to the Company as a dividend.  Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus. Additionally, Oritani Bank must notify the Federal Reserve Board thirty days before declaring any dividend to the Company. The Federal Reserve Board may object to the payment of the dividend if it deems it to be unsafe or unsound or a violation of a law, regulation or order or if the institution will be undercapitalized after the dividend. An inability of Oritani Bank to pay dividends may restrict the Company's ability to pay dividends.

The Company’s primary use of funds has been dividends to shareholders.  The declarations of such dividends are at the discretion of the Company and the dividend amount could be reduced or eliminated if the payment of a dividend to shareholders would result in a liquidity concern.  The Company’s loan portfolio is an additional source and use of funds.  The Company periodically originated loans which were a significant use of funds.  The principal and interest payments from these loans provide a recurring source of funds.  The majority of the Company’s loans were directly or indirectly related to entities in the Company’s investment in real estate joint ventures and real estate held for investment portfolios.  The Company had previously announced its intention to explore the strategic disposition of the properties and interests in these portfolios.  Therefore, the Company’s loan originations are no longer expected to be a significant use of funds.  As properties and interests in these portfolios are disposed, the related loan will be repaid and this activity will become a significant, but transitory, source of funds.  In addition, the Company has secured external financing, a source of funds independent of the Bank.  At June 30, 2015, the Company had a $12.5 million borrowing outstanding from another financial institution. In addition, at June 30, 2015, the Company, on an unconsolidated basis, had cash and cash equivalents of $29.7 million.